EXHIBIT 99.1

FERRARI CAPITAL MARKETS DAY
2030 STRATEGIC PLAN

THE UNIQUENESS OF OUR OFFERING, OUR CLIENTS AND OUR EXPERIENCES
•An average of four new car launches per year planned between 2026 and 2030
•The Ferrari elettrica will be an addition to the range product offering
•In 2030, the product line-up will be 40% ICE, 40% hybrid and 20% electric
•90,000 active clients – a 20% increase compared to 2022
•Opening of new Tailor Made centers in Tokyo and Los Angeles, to get closer to our clients

CONTINUOUS INNOVATION AND PRODUCT DIVERSIFICATION
•Continuous investments in sports car development, in line with the principle of technology neutrality
•Technological innovation for internal combustion-engined, hybrid and electric cars is deeply rooted in racing
•In-house core competencies have grown, with the design, engineering and handcraft of strategic electric components in Maranello
•The Ferrari elettrica opens a new segment in driving thrills, experience on board and usability
•Ferrari will prioritize research in the performance of internal combustion, hybrid and electric engines, vehicle dynamics, experience on board as well as materials

LIFESTYLE ENRICHES THE BRAND EXPERIENCE AND STRENGTHENS THE SENSE OF COMMUNITY
•A wide and passionate audience, from 180,000 Ferraristi to more than 400 million tifosi
•The inclusive and exclusive dual nature of the brand is reflected in personal luxury goods, collectibles and experiences
•The strategy focuses on Ferraristi and on nurturing the passion of our tifosi with an overall elevated and tiered offering, as well as on strengthening strategic partnerships
•Opening selected points of sales: two new flagship stores in London and New York

DECARBONISATION TARGETS FOR 2030: OUR COMMITMENT TO CONTINUOUS IMPROVEMENT
•Scope 1 and 2(1) GHG emissions, already down ~30% from 2021 to 2024, will be reduced by at least 90% in absolute terms by 2030 compared to 2021

1     Scope 2 GHG emissions are calculated using the market-based method

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

•Scope 3(2) GHG emissions, already reduced by ~10% per car between 2021 and 2024, will be cut by at least 25% in absolute terms by 2030 compared to 2024

M-TECH ALFREDO FERRARI: AN EDUCATIONAL PROJECT WITH GLOBAL AMBITIONS IN MARANELLO
•M-TECH Alfredo Ferrari will be established in Maranello to train and inspire the next generation of technicians and engineers
•The new advanced training center is the result of the collaboration between Ferrari, Fondazione Agnelli, the Municipality of Maranello, the Province of Modena and the Emilia-Romagna Region, with the support of our clients.

Maranello (Italy), October 9, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) today presented, at its Capital Markets Day, the 2030 Strategic Plan and the initiatives that will drive the brand’s ambitions through to the end of the decade.

John Elkann, Executive Chairman of Ferrari: “With the new Ferrari elettrica, we once again affirm our will to progress by uniting the discipline of technology, the creativity of design and the craft of manufacturing. At the same time, we are proud to announce the M-TECH Alfredo Ferrari, a pioneering educational hub here in Maranello that will inspire and train generations of engineers, technicians and innovators. These milestones reflect our deepest commitment: to our people, to Italy, and to ensuring that Ferrari remains unique."

Benedetto Vigna, CEO of Ferrari: “Ferrari’s unique positioning lies at the crossroads of heritage, technology and racing. Our founder’s teachings, his visionary spirit, his drive to audaciously redefine the limits of possible, and his deeply rooted passion for motor sport all continue to define who we are today and guide our ambitions for the decade ahead. These ambitions are reflected in each of the Company’s souls and will be realized through the dedication of our people and the trust of all our stakeholders.”

Uniqueness, technology neutrality, production agility and client centricity form the common thread between the new plan and the 2022–2026 one, which is now nearing completion in full alignment with the commitments made.

Among our main achievements since 2022 are the enrichment of our product range – with 14 models already launched out of the 15 planned through to 2026 – as well as the expansion of our client base, while at the same time nurturing our collectors. We also fulfilled our commitment to open the e-building in Maranello, allowing us to produce in-house the strategic components for our electrification journey, as well as to ensure technology neutrality. This was accompanied by the start of construction of our new paint shop, which will allow us to satisfy further personalizations in-house. In sporting

2     The perimeter in scope covers more than 90% of Scope 3 emissions. Capital Goods, employee commuting and business travel categories are out of scope for the Scope 3 target.

endeavors, we kept our promise to return to Le Mans in the hypercar category, marking it with three consecutive victories.

The new plan builds on these achievements, setting its sights on further ambitions across every dimension of the brand: Racing, Sports cars, and Lifestyle.

Winning is – and will remain – our priority in every competition. At the same time, racing in Formula 1, the WEC and Hypersail, will allow us to remain accessible to a broad audience, sustaining our relevance for generations to come.

In Sports Cars, we will continue to preserve exclusivity staying true to our founder’s belief to sell one car less than the market demands. Owning a Ferrari means living unique experiences with a community of clients that we build and nurture every day.

Through Lifestyle, we continue to enrich the client experience and engage a wide audience by offering a differentiated expression of the brand, consistent with the Ferrari DNA.

Profitability targets will be announced in a dedicated press release to be issued during our Capital Markets Day.

THE UNIQUENESS OF OUR OFFERING, OUR CLIENTS AND OUR EXPERIENCES
Ferrari reaffirms its commitment to innovation and excellence, while staying true to the qualities that make it unique. As part of this strategy, the Company today confirms it will maintain the same pace of model introduction with an average of four new launches per year between 2026 and 2030. Each model will be designed with a distinct positioning, tailored to different client profiles, in line with our strategy: “Different Ferrari for different Ferraristi, and different Ferrari for different moments”.

Based on our client centricity approach, the current environment and its expected evolution, the 2030 sports cars model line-up will see ICE model offering at ~40%, hybrid at ~40% and electric at ~20%.

Yesterday, during the Technology and Innovation Workshop, Ferrari unveiled the production-ready chassis and powertrain of the Ferrari elettrica that will commence deliveries in late 2026. It opens up a new chapter in our history, and it does so by interpreting electric technology according to Ferrari’s unique philosophy. Each of our cars is designed to stir emotions, to offer exceptional driving thrills, to engage and delight. The Ferrari elettrica was created with that same ambition – to bring Ferrari’s unparalleled sportiness into the electric era without compromises, and ensuring clients have a differentiated offering to choose from.

The breadth of our line-up, with a wide range of models tailored to every need, remains a competitive advantage. It enables us to pursue a horizontal product diversification strategy, with each model produced in limited volumes to preserve exclusivity.

Ferrari’s uniqueness mirrors that of each client, and of every car we build. Today, 100% of our clients’ cars are uniquely personalized, reflecting a tiered and bespoke approach that ensures every example is one of a kind. This aspect will be further enhanced by the opening of new Tailor Made centers, in Tokyo and Los Angeles in 2027, as well as by our new paint shop due to open in 2027.

Another hallmark of Ferrari is its enduring, timeless character. The brand’s uniqueness is reflected in its distinctive and unmistakable design, which has given rise to true automotive icons. It is also naturally expressed through technology. We develop all strategic components in-house, in line with our tradition of manufacturing excellence, to ensure technology uniqueness and the future availability of every component. Ferrari’s exhilarating driving experience brings together an exclusive program of events for our clients, crafted to celebrate the shared passion of our community.

Since the Company’s founding, Ferrari has produced approximately 330,000 vehicles, over 90% of which are still in existence today and require our constant care. Indeed, customer service is an equally important pillar, delivered through a global network of 180 authorized dealers who undergo regular training and evaluation, and who will soon adopt a refreshed corporate identity. Among the services offered, maintenance and warranty are extended and standardized across all powertrains, covering the car’s entire lifespan.

This commercial strategy has been rewarded with increasing client loyalty, with now 90,000 active clients and approximately 32,300 new clients acquired to our brand since 2022. In addition, 45% of our collectors are new since 2022, while the number of Ferrari sports cars owned by collectors has grown by 20%.

CONTINUOUS INNOVATION AND PRODUCT DIVERSIFICATION
Ferrari’s ethos of continuous innovation has always been focused on our clients’ desires. We believe in giving them true freedom of choice in how their car is powered – yet whatever the powertrain, each Ferrari is created to ignite the powerful emotions that are at the heart of our driving experience.

In developing our product portfolio, the principles of technology neutrality and production agility allow us to combine internal combustion, hybrid and electric powertrains, along with various body styles and chassis configurations, to create sports cars that provide genuinely unique driving emotions.

We will continue to offer and innovate our V6, V8 and V12 combustion engines, in line with new global regulations, focusing on increasing specific power output and ensuring compatibility with alternative fuels.

Our electrification journey, which began in 2009, is another example of our distinctive approach to technology. Strategic components, including high-voltage battery packs, e-axles, inverters and electric engines, are designed, engineered and handcrafted in Ferrari’s e-building. This enables us to differentiate both the technology and performance of our vehicles. The production of battery cells will continue to be carried out by our strategic partners.

Following this philosophy, the Ferrari elettrica is a concentration of innovative thinking and technical creativity, ensuring distinctive Ferrari emotions. Indeed, the Ferrari elettrica widens our range models in terms of driving thrills, experience on board and useability, to create a completely personalized driving experience.

The new generation of hybrid vehicles will be created from a combination of the finest combustion and electric technologies, featuring electrical and electronic components developed and manufactured in-house.

The flow of expertise from track to road – in both Formula 1 and Endurance – has been part of our DNA since the very beginning, and has recently been enhanced by a two-way exchange with the Hypersail project.

A multidisciplinary approach has become essential in developing sports cars; therefore, we continue to enhance our open innovation. On the one hand, Ferrari has always produced – and will continue to produce – strategic components in-house, thereby ensuring complete control over quality and performance. On the other hand, we increasingly collaborate with selected partners and universities to develop the best solutions available on the market.

The choice to develop software internally to improve vehicle dynamics embodies the principle of differentiating the driving experience, as does the introduction of a new-generation Human Interface that adopts a phygital approach, combining digital and analogue elements, with a continuous focus on the functionality and design of the cars’ interiors.

Innovation is also driven by sustainability, with research into new materials that can reduce the environmental impact. We will use specialized recycled aluminum alloys in the body in white and in the in-house castings, lowering CO2 emissions by over 75% compared to virgin aluminum, and contributing to an overall reduction of ~6% in Ferrari’s total Scope 3 CO2 emissions by 2030 compared to 2024.

We will focus investments and research for the next generation of sports cars in the following areas:
•Thermal propulsion, where we have achieved excellence in specific power output, drawing on experience from racing and experimenting with new engine architectures
•The electric powertrain, aiming to constantly improve performance
•Vehicle dynamics, including the use of by-wire systems and digital twin technologies
•Experience on board, through a phygital approach
•New and innovative materials, strategic for sustainability, weight management and specific applications, including cooling of the engine and components.

In the longer term, further opportunities may arise from adaptive aerodynamic materials and the use of superconductors in electric engines.

LIFESTYLE ENRICHES THE BRAND EXPERIENCE AND STRENGTHENS THE SENSE OF COMMUNITY
Ferrari is racing, sports cars and much more. It is a lifestyle. A lifestyle that reflects the dual identity of our brand: inclusive, inspiring the dreams of many, and exclusive, fulfilling the dreams of few.

The soul of Ferrari Lifestyle offers an opportunity to broaden our universe: enriching the brand experience, enhancing cultural relevance, and deepening the sense of belonging within our community.

Lifestyle is an expression of Ferrari’s DNA, brought to life through personal luxury goods, collectibles, and unique experiences, with a tiered offering aimed at reaching a highly diverse audience, from the 180,000 Ferraristi, who already know us through our cars, to more than 400 million tifosi.

Since 2019, the strategy has benefited from the significant streamlining of licenses, the rationalization of the retail network and the strengthening of strategic partnerships. At the same time, the offering has been enhanced in terms of both product positioning and distribution channels. The “Made in Ferrari” ethos has been reinforced through the creation of an in-house design team, ensuring unique creativity, brand coherence and governance.

Looking ahead, our focus remains on delighting our community of Ferraristi on one side and tifosi on the other. 2026 will mark a milestone with the opening of two flagship stores, on Bond Street in London and in Soho, New York. Beyond these, we will expand our presence through direct-to-consumer events and pop-ups, while continuing to craft memorable experiences from exclusive activations to the world-class museums in Maranello and Modena.

DECARBONISATION TARGETS FOR 2030: OUR COMMITMENT TO CONTINUOUS IMPROVEMENT
Since 2021, Ferrari has reduced Scope 1 and 2 GHG emissions by ~30%, primarily due to the shift to renewable electricity following the shutdown of its gas-powered trigeneration plant in September 2024.

Today, we confirm our plan to reduce our Scope 1 and 2 emissions by at least 90% in absolute terms by 2030, and to continue to be carbon neutral. In addition to the shutdown of the trigeneration plant, we will achieve this target through:

•the increase in the purchase of renewable electricity,
•the installation of new solar panels, and
•the purchase of biomethane certificates(3).

3     Subject to final guidance by the GHG Protocol

Regarding Scope 3, we have collaborated closely with our partners —both suppliers and dealers— to identify and implement actions to decarbonize our value chain. As a result, we have achieved a ~10% reduction in GHG emissions per car since 2021.

In 2022, we announced a Scope 3 emissions reduction target of 40% per car by 2030 compared to 2021. Based on the improvements in our calculation methodology and data quality, we have updated our Scope 3 target, maintaining a science-based approach and raising our ambitions.
Today, we expect to reduce, in absolute terms, Scope 3 emissions by at least 25% by 2030, compared to 2024. This target reflects our ongoing commitment to continuous improvement. We aim to achieve this primarily through the use of recycled aluminum in our engines and chassis, as well as through the continued collaboration with our suppliers and dealers.

M-TECH ALFREDO FERRARI: AN EDUCATIONAL PROJECT WITH GLOBAL AMBITIONS IN MARANELLO
At Ferrari, we believe that progress is driven by knowledge. Staying true to our historic commitment to education, we continue to give back to our local community by fostering excellence for generations to come. Our educational projects put innovation at their core, reinforcing our support for initiatives in Maranello, across Emilia-Romagna, and throughout Italy.

Ferrari presents today a local project with global ambitions: M-TECH Alfredo Ferrari, which will be established in Maranello as an advanced technical training center, made possible by the collaboration between Ferrari, Fondazione Agnelli, the Municipality of Maranello, the Province of Modena and the Emilia Romagna Region.

The new initiative, supported by the generosity of our Ferraristi through the Ferrari Foundation, aims to provide highly specialized training and to inspire the next generation of technicians and engineers who will advance innovation in the automotive industry worldwide.

Ferrari
Ferrari is one of the world’s leading luxury brands, active in racing, sports cars and lifestyle. In each of these areas, the Prancing Horse symbolises exclusivity, innovation, and cutting-edge sporting performance. Ferrari’s heritage and image worldwide are closely connected to Scuderia Ferrari, the most successful team in Formula 1 history. Since 1950, the year the World Championship started, Scuderia Ferrari has won 16 Manufacturers’ titles and 15 Drivers’ titles. From its headquarters in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets globally. In lifestyle, Ferrari designs and creates a range of personal luxury goods, collectables, and experiences that exemplify the brand’s refined style and passion.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the “Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the Group’s ability to attract and retain qualified personnel; the success of the Group’s racing activities; the Group’s ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into its car portfolio over time and to make appealing designs for its new models; the impact of increasingly stringent fuel economy, emissions and safety standards; the potential advent of self-driving technology; increases in costs, disruptions of supply or shortages of components and raw materials; the Group’s ability to successfully carry out its low volume and controlled growth strategy, while increasing its presence in growth market countries; changes in general economic conditions (including changes in the markets in which the Group operates) and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation; trading policies and tariffs; competition in the luxury performance automobile industry; changes in client preferences and automotive trends; the Group’s ability to preserve the value of its cars over time and its relationship with the automobile collector and enthusiast community; disruptions at the Group’s manufacturing facilities in Maranello and Modena; climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters; the Group’s ability to maintain the functional and efficient operation of its information technology systems and to defend from the risk of cyberattacks; the ability of its current management team to operate and manage effectively and the reliance upon a number of key members of executive management and employees; the performance of the Group’s dealer network on which the Group depends for sales and services; product warranties, product recalls and liability claims; the sponsorship and commercial revenues and expenses of the Group’s racing activities, as well as the popularity of motor sports more broadly; the performance of the Group’s lifestyle activities; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the Group’s continued compliance with customs regulations of various jurisdictions; labor relations and collective bargaining agreements; the Group’s ability to ensure that its employees, agents and representatives comply with applicable law and regulations; changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates; the Group’s ability to service and refinance its debt; exchange rate fluctuations, interest rate changes, credit risk and other market risks; the Group’s ability to provide or arrange for adequate access to financing for its clients and dealers, and associated risks; the adequacy of its insurance coverage to protect the Group against potential losses; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders; and other factors discussed elsewhere in this document.

The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

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